Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form F-4 of Alpha Beta Netherlands Holding N.V. of our report dated February 25, 2011, except for the Goodwill and Other Intangible Asset segment information specific to the year beginning January 1, 2008 discussed in Note 9 to the consolidated financial statements and the Fair Value of Financial Instruments as of December 31, 2008 discussed in Note 12 to the consolidated financial statements, as to which the date for both is April 8, 2011, relating to the financial statements and the effectiveness of internal control over financial reporting of NYSE Euronext, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 29, 2011